

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2011

Via E-mail
Jan J. Nooitgedagt
Chief Financial Officer
Aegon N.V.
AEGONplein 50
PO Box 85
2501 CB The Hague
The Netherlands

> **Re: Aegon N.V.**
> **Form 20-F for the Fiscal Year Ended December 31, 2010**
> **Filed on March 31, 2011**
> **File No. 001-10882**

Dear Mr. Nooitgedagt:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information you provide in response to these comments, we may have additional comments and/or request that you amend your filing.

Item 5. Operating and financial review and prospects
5.5 Liquidity and capital resources, page 122

1. Please provide us proposed disclosure to be included in future periodic reports that explains the changes in cash from/used in operating activities, investing activities and financing activities for 2009 and 2010.

Item 18. Financial Statements
Notes to the consolidated financial statements
48. Commitments and contingencies, page 321

2. Please provide us proposed disclosure to be included in future periodic reports that contains the information required by paragraphs 86 and 91 of IAS 37.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant